Exhibit 99.1

Sinovac Reports Unaudited Second Quarter 2012 Financial Results

- Conference call scheduled for Wednesday, August 15, 2012 at 8:00 AM EDT -

BEIJING, Aug. 15, 2012 /PRNewswire-Asia/ — Sinovac Biotech Ltd. (the company) (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today its unaudited second quarter financial results for the period ended June 30, 2012. Sinovac is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccine products. The company is making efforts to implement its business strategy to expand its range of product portfolio for both domestic and international markets. The Company has built a solid foundation of commercialized vaccines for hepatitis A, hepatitis A&B and seasonal flu. It has developed specialized pandemic flu vaccines for the H1N1 (swine flu) and H5N1 (avian flu) strains that have been stockpiled by Chinese government. Sinovac also has an extensive human vaccine pipeline inclusive of EV71 and pneumococcal vaccine candidates.

2012 Second Quarter Financial Highlights (year-over-year comparisons to second quarter 2011)

•	Total sales of core vaccines (hepatitis A, hepatitis A&B, and seasonal influenza) were $9.4 million, up 17.6% with Bilive (hepatitis A&B) sales up 25.8%. Total sales decreased 40.2%, compared to the same quarter in 2011 due to the non-core government stockpile H5N1 pandemic flu vaccine sales of $7.7 million booked during that quarter.

•	Gross profit margin based on core vaccine sales was 85.3%, compared to 84.2% in the same period of last year. Overall gross profit margin for the same period 2011 was 68.8%, due to revenue recognition of H5N1 vaccine with lower gross margin in the second quarter of 2011.

•	Net loss attributable to common stockholders was $0.9 million, or $0.02 per basic and diluted share.

•	Cash and cash equivalents totaled $89.4 million as of June 30, 2012, compared to $94.5 million as of March 31, 2012 and $104.3 million as of December 31, 2011, respectively.

Recent Business Highlights

•	On July 27, 2012, Gansu Bidding Center announced that Sinovac had successfully won the tender in Gansu province to supply 717,700 doses of Healive, the Company's inactivated hepatitis A vaccine. The vaccine will be administered within the year as part of a booster vaccination campaign in areas in Gansu province with a high incidence rate of hepatitis A. The total value of the bid is RMB 22.9 million ($3.6 million).

•	On July 23, 2012, the China State Food and Drug Administration (SFDA) issued a public notification stating that Sinovac Dalian's mumps vaccine production plant is in compliance with the new GMP guidelines (2010 version) following site inspection and documentation review. The Company is on track to receive the GMP certification for the mumps vaccine plant in the third quarter of 2012. Sinovac Dalian obtained the production license from the SFDA for its mumps vaccine in December 2011. After both GMP certificate and the production license are obtained, the Company intends to commercialize its mumps vaccine in the Chinese market.

•	The double-blinded, randomized, placebo controlled Phase III trial for Sinovac's EV71 vaccine is being conducted at three sites across China's Jiangsu province. A number of patients with HFMD symptoms have been identified as EV71 positive. The healthcare professionals in the surveillance system are actively monitoring the epidemic situation in order to achieve the targeted schedule.

•	In May 2012, an expert from the Center for Drug Evaluation within the SFDA completed an inspection of the three Phase III study sites in Jiangsu Province, as well as the central laboratories set up by the Chinese Center for Disease Control and Prevention (CDC), according to the Good Clinical Practice (GCP) guidelines. After the inspection, the SFDA expert positively acknowledged the comprehensive surveillance work performed by the clinical sites, and confirmed its importance to the clinical evaluation of the EV71 vaccine. Additionally, the SFDA expert indicated that the site inspection would facilitate further interaction between the SFDA and the investigators to solve any problems or issues that may arise during the study period, which will be beneficial as the Company advances through the regulatory process.

•	As of August 2012, the Company is conducting validation of the equipment and production process in the dedicated production plant for EV71 vaccine at its Changping facilities. The installation qualification (IQ) and the operation qualification (OQ) phases have been completed. The performance qualification is underway, after which the process validation, the last step for the internal validation, will commence. The GMP application for the EV71 plant will be submitted according to the clinical development and registration progress.

•	According to the GMP guidelines (2010 version), all vaccine manufacturers are required to pass the new GMP certification by the end of 2013. In addition to the GMP application for its new filling and packaging plant in Changping, the Company plans to submit GMP applications for its existing production plants for hepatitis vaccines and influenza vaccines.

Dr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "Our financial results for the first half of 2012 clearly demonstrate the management team's progress in executing on our business strategies. We continue to aggressively expand our hepatitis A&B vaccine business in the private pay market, and we believe that we can leverage this experience when we commercialize our EV71 vaccine and other pipeline products in China. Besides strengthening our capability in the private market, we have been making significant efforts to expand our presence in the public market. Recently, we attribute winning the Gansu tender to the development of our public pay market sales initiatives."

Dr. Yin continued, "The Company's increased investment in R&D is driven by our EV71 Phase III trial, which is continuing in line with our targeted schedule. We are pleased to see the progress we have made in this Phase III clinical trial. The healthcare professionals participating in the trial are actively collecting the required data based on the quality and quantity specified in the protocol for the efficacy analysis of the vaccine candidate. In parallel with the clinical trial, the preparation of our dedicated EV71 vaccine production plant is underway. We anticipate that once the clinical trial is completed and after SFDA approval is obtained, we can immediately apply for the GMP certification for the plant, and make sure the EV71 vaccine product can be launched into the market without delay."

Dr. Yin continued, "We are on track to receive the GMP certification for our mumps vaccine. We are very pleased to see that after more than two years of development, Sinovac Dalian's first product is expected to be launched into the market in the coming months. This product will be the first mumps vaccine launched domestically which is manufactured in the plant that is in compliance with the new GMP standards in China."

Dr. Yin concluded, "Our strong cash position and secured credit line with a local commercial bank ensure our short-term investment needs on pipeline product development and facilities to drive the short-term and medium-term growth."

Financial Review for Second Quarter Ended June 30, 2012

An analysis of sales and gross profit is as follows:

In USD	2012Q2	% of Sales	2011Q2	% of Sales	YOY Quarterly Growth %
Hepatitis A - Healive	3,560,852	38.0%	3,274,432	20.9%	8.7%
Hepatitis A&B - Bilive	6,069,575	64.8%	4,823,509	30.8%	25.8%
Hepatitis vaccines	9,630,427	102.8%	8,097,941	51.7%	18.9%

Influenza vaccines	-267,677	-2.8%	-135,069	-0.8%
Animal vaccine	1,882
Core sales	9,364,632	100%	7,962,872	50.9%	17.6%
H5N1	-	-	7,693,227	49.1%
Total Sales	9,364,632	100%	15,656,099	100%	-40.2%
Cost of sales	1,375,917	14.7%	4,877,963	31.2%
Gross Profit	7,988,715	85.3%	10,778,136	68.8%

Core vaccine sales in the second quarter of 2012 increased 17.6% to $9.4 million, compared to $8.0 million in the same period of 2011. Bilive vaccines sales were up 25.8% this quarter. Total sales decreased 40.2%, compared to $15.7 million in the same period of last year that included $7.7 million of non-core government stockpile pandemic flu H5N1 vaccine sales.

Gross profit margin of the core sales was 85.3%, compared to 84.2% in the same period of last year. The overall gross profit margin for the same period in 2011 was 68.8% since the prior year quarter included a substantial proportion of non-core H5N1 vaccine sales that carried a lower gross margin. After deducting depreciation of land use rights, amortization of licenses and permits, the respective overall gross margins were 84.8% and 67.9% for the second quarters of 2012 and 2011.

Selling, general and administrative expenses for the second quarter 2012 were $6.7 million, compared to $5.0 million in the same period of 2011. SG&A expenses as a percentage of second quarter 2012 sales were 71.6%, compared to 31.8% during the second quarter of the prior year. Excluding the pandemic flu H5N1 vaccine sales in prior year quarter, SG&A expenses as a percentage of sales were 71.6% and 62.5% for the current quarter and prior year quarter respectively. The increased SG&A expenses was mainly due to the increased spending on sales and marketing programs to penetrate the private-pay market, preparation costs for GMP upgrade, and validation efforts for the equipment at Changping site that began in 2012.

Research and development expenses for the second quarter reached $4.7 million, a $2.4 million increase over the same period in 2011, mainly due to the ongoing EV71 Phase III clinical trial. The increase in research and development expenses in the second quarter over last year quarter was in line with the continued progress of the various research and development initiatives intended to drive the Company's pipeline products towards commercialization.

Depreciation of property, plant and equipment and amortization of licenses and permits for second quarter 2012 was $0.3 million, compared to $0.5 million for the same period of last year. The lower depreciation and amortization expenses in the second quarter of 2012 was mainly benefited from lower amortization expenses arising from fully amortized license and permits for the inactivated hepatitis A vaccine,

Total operating expenses for the second quarter 2012 were $10.3 million, compared to $7.6 million for the same quarter last year. The major drivers of the higher operating expense were the increased research and development expenses as the Company advances its pipeline vaccine candidates, and increased SG&A expenses due to more spending for core vaccines sales after offsetting from additional government grants recognized in income.

The Company's operating loss was $2.3 million for the second quarter 2012, compared to $3.1 million operating income for the same quarter last year. The swing from operating income in the last year's quarter to operating loss in this year's quarter was mainly due to the loss of the prior year contribution from government stockpile H5N1 vaccine sales of $7.7 million and the $2.7 million change in operating expenses discussed above.

Loss before income taxes and non-controlling interests was $2.0 million, compared to the net income $3.4 million in the same quarter last year.

Net loss attributable to stockholders in the second quarter 2012 was $0.9 million, or $0.02 per basic and diluted share, compared to a net income of $1.3 million, or $0.02 per basic and diluted share, for the same quarter last year.

As of June 30, 2012, cash and cash equivalents totaled $89.4 million, compared to $94.5 million as of March 31, 2012 and $104.3 million as of December 31, 2011, respectively. The Company utilized $2.3 million and $5.4 million of its cash resources in the second quarter and first six months period, respectively, for its ongoing clinical trial for its proprietary EV71 vaccine. The Company intends to allocate approximately an additional $3.7 million during the second half of 2012 and $0.9 million in 2013 to fund the ongoing Phase III trial. Under the credit line arrangements already in place that cover the ongoing capital needs of the Changping site development, $2.8 million was utilized in the second quarter, with $5.0 million utilized during the first half of the year. Capital expenditure payments to complete the Changping site, which are covered by the same credit line arrangements, are estimated at$17.2 million in the remaining quarters of 2012 and $1.7 million in 2013.

Financial Review for the Six Months Period Ended June 30, 2012

An analysis of sales and gross profit is as follows:

In USD	2012 1st Half Year	% of sales	2011 1st Half Year	%of sales	YOY 1st Half Year Growth
Hepatitis A - Healive	5,172,428	33.7%	5,651,233	27.8%	-8.5%
Hepatitis A&B - Bilive	10,085,035	65.8%	6,910,891	34.0%	45.9%
Hepatitis vaccines	15,257,463	99.5%	12,562,124	61.8%	21.5%

Influenza vaccines	46,407	0.3%	81,340	0.4%	-42.9%
Animal vaccine	34,229	0.2%
Core Sales	15,338,099	100%	12,643,464	62.2%	21.3%
H5N1	-	-	7,693,227	37.8%
Total Sales	15,338,099	100%	20,336,691	100%	-24.6%
Cost of sales	3,631,206	23.7%	6,463,980	31.8%
Gross Profit	11,706,893	76.3%	13,872,711	68.2%

Core vaccines sales of the first six months period of 2012 increased 21.3% to $15.3 million, compared to $12.6 million in the same period of 2011.  Bilive vaccines sales were up 45.9% during the first six months of 2012. Total sales decreased 24.6% to $15.3 million, compared to $20.3 million in the same period of last year, in which there was non-core government stockpile pandemic flu H5N1 vaccine sales of $7.7 million.

Gross profit margin of the core sales for the first six month period of 2012 was 76.3%, compared to the 77.5% in the same period of last year. The overall gross profit margin of the same period in 2011 was 68.2%. After deducting depreciation of land use rights, amortization of licenses and permits, the overall gross margin was 75.9% and 66.9% for the first six months period of 2012 and 2011, respectively.

Selling, general and administrative expenses for the first six months period of 2012 were $11.0 million, compared to $9.1 million in the same period of 2011. SG&A expenses as a percentage of the 2012 first six months period sales was 71.9%, compared to 44.7% in the same period of 2011. Excluding the pandemic flu H5N1 vaccine sales in first six month of 2011, the SG&A expenses as a percentage of sales was 71.9% for both the first six months period of 2012 and 2011.

Research and development expenses for the first six months period of 2012 reached $12.0 million, a $7.6 million increase over the same period in 2011 which was mainly because of the ongoing EV71 clinical trial.

Depreciation of property, plant and equipment and amortization of licenses and permits for the first six months period of 2012 was $0.6 million, compared to $0.8 million for the same period last year.

Total operating expenses for the first six months period of 2012 were $22.2 million, compared to $14.2 million for the same period last year. The major drivers of the higher operating expense were the increased research and development expenses as the Company advances its pipeline vaccine candidates and increased SG&A expenses due to more spending for core vaccines sales after offsetting from additional government grants.

The Company's operating loss was $10.5 million for the first six months period of 2012, compared to $0.3 million operating loss for the same period of last year.

Loss before income taxes and non-controlling interests was $9.7 million, compared to the net loss of $1,484 in the same period last year.

Net loss attributable to stockholders in the first six months period of 2012 was $6.5 million, or $0.12 per basic and diluted share, compared to a net loss of $1.5 million, or $0.03 per basic and diluted share, for the same period last year.

Conference Call Details

The Company will host a conference call on Wednesday, August 15, 2012 at 8:00 a.m. EDT (August 15, 2012 at 8:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments.  To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (International).  A replay of the call will be available from 11 a.m. EDT on August 15, 2012 to August 29, 2012 at midnight.  To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 398683.

A live audio webcast of the call will also be available from the investors section on the corporate web site at www.sinovac.com. A webcast replay can be accessed on the corporate website beginning August 15, 2012 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu) and H1N1 influenza (swine flu), as well as animal rabies vaccine for canines.  In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program.  The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program.  Sinovac is developing a number of new pipeline vaccines including vaccines for enterovirus 71 (against hand, foot and mouth disease), pneumococcal conjugate, pneumococcal polysaccharides, mumps and rubella.  Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel:  +86-10-8279-9871/9659
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington
The Ruth Group
Tel:  +1-646-536-7017
Email: scarrington@theruthgroup.com

Media:
Victoria Aguiar
The Ruth Group
Tel:  +1-646-536-7013
Email: vaguiar@theruthgroup.com

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Consolidated Balance Sheets
(Unaudited)
(Expressed in U.S. Dollars)

	30-Jun-12	31-Dec-11
ASSETS

Current assets
Cash and cash equivalents	$89,440,373	$104,286,695
Accounts receivable – net	18,533,886	17,834,407
Inventories	14,226,557	8,113,428
Prepaid expenses and deposits	1,408,762	1,804,555

Total current assets	123,609,578	132,039,085

Property, plant and equipment	80,961,440	75,627,881
Long-term inventories	3,974,552	5,248,237
Long-term prepaid expenses	343,374	408,656
Prepayments for acquisition of equipment	452,144	828,902
Deferred tax assets	353,903	419,114
Licenses and permits	1,278,421	1,336,254
Total assets	$210,973,412	$215,908,129

LIABILITIES AND EQUITY

Current liabilities
Loans payable	$4,722,178	$4,713,498
Accounts payable and accrued liabilities	28,698,963	29,522,495
Income tax payable	234,156	3,351,127
Deferred revenue	3,794,136	429,416
Dividends payable	-	795,106
Deferred government grants	100,897	1,830,566
Total current liabilities	37,550,330	40,642,208

Deferred government grants	2,805,528	2,277,428
Loans payable	23,330,072	17,321,327
Due to related party	3,167,008	-
Deferred revenue	6,925,862	10,369,695
Total long term liabilities	36,228,470	29,968,450

Total liabilities	73,778,800	70,610,658

Commitments and contingencies

EQUITY
Preferred stock	-	-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock	55,020	54,774
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 55,019,861 (2011 –54,773,961)
Additional paid-in capital	106,032,906	105,383,346
Accumulated other comprehensive income	10,113,926	9,978,325
Statutory surplus reserves	11,808,271	11,808,271
Retained earnings(accumulated deficit)	-3,838,457	2,696,227
Total stockholders' equity	124,171,666	129,920,943

Non-controlling interests	13,022,946	15,376,528

Total equity	137,194,612	145,297,471

Total liabilities and equity	$210,973,412	$215,908,129

SINOVAC BIOTECH LTD.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

(Expressed in U.S. Dollars)

	Three months ended		Six months ended
	30-Jun		30-Jun
	2012	2011	2012	2011

Sales	$9,364,632	$15,656,099	$15,338,099	$20,336,691

Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses and permits of $46,606 (2011 - $142,123) for three months and $71,970 (2011 -$266,104) for six months)	1,375,917	4,877,963	3,631,206	6,463,980

Gross profit	7,988,715	10,778,136	11,706,893	13,872,711

Selling, general and administrative expenses	6,700,526	4,978,973	11,020,815	9,086,305

Research and development expenses - net of $nil (2011- $(142,041)) for three months and $nil (2011- $(215,431)) for six months in government research grants	4,676,703	2,275,639	12,018,875	4,378,020
Depreciation of property, plant and equipment and amortization of licenses and permits	324,944	461,973	632,387	846,155

Government grants recognized in income	-1,386,126	-68,965	-1,457,330	-137,447

Total operating expenses	10,316,047	7,647,620	22,214,747	14,173,033

Operating income (loss)	-2,327,332	3,130,516	-10,507,854	-300,322

Interest income	498,856	510,087	1,096,527	655,461
Interest and financing expenses	-232,078	-342,813	-446,398	-412,510
Gain on disposal of equipment	-	41,210	-	33,506
Other income	14,635	13,770	132,713	22,381

Income (loss) before income taxes and non-controlling interests	-2,045,919	3,352,770	-9,725,012	-1,484

Income tax recovery (expenses)	797,462	-1,475,071	800,364	-1,785,493

Consolidated net income (loss)	-1,248,457	1,877,699	-8,924,648	-1,786,977

Less: income (loss) attributable to non-controlling interests	-326,828	554,057	-2,389,964	-315,663
Net income (loss) attributable to stockholders	$-921,629	$1,323,642	$-6,534,684	$-1,471,314
Net income (loss)	$-1,248,457	$1,877,699	$-8,924,648	$-1,786,977

Other comprehensive income (loss)
Foreign currency translation adjustment	-474,801	1,172,742	171,982	2,012,310
Total comprehensive income (loss)	-1,723,258	3,050,441	-8,752,666	225,333
Less: comprehensive income (loss) attributable to non-controlling interests	-373,994	725,100	-2,353,583	-3,375
Comprehensive income(loss) attributable to stockholders	$-1,349,264	$2,325,341	$-6,399,083	$228,708
Basic and diluted earnings (loss) per share	$-0.02	$0.02	$-0.12	$-0.03
Weighted average number of shares
of common stock outstanding
- Basic	54,804,498	54,572,164	54,784,801	54,509,600
- Diluted	54,804,498	54,572,164	54,784,801	54,509,600

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

(Expressed in U.S. Dollars)

	Three Months ended June 30			Six Months ended June 30
	2012		2011	2012	2011
Cash flows from (used in) operating activities
Net income(loss) for the period		$-1,248,457	$1,877,699	$-8,924,648	-1,786,977
Adjustments to reconcile net income (loss) to net cash
from (used by) operating activities:
- deferred income taxes		69,231	1,460,463	66,329	1,770,885
- write-off of equipment and loss (gain) on disposal		2,460	-41,210	2,460	-33,506
- unrealized foreign exchange gain		166,701	-	-43,880	-
- stock-based compensation		173,791	67,971	253,966	100,633
- inventory provision		1,239,399	-	1,325,263	-
- depreciation of property, plant and equipment, and amortization of licenses and permits		1,305,653	1,399,348	2,558,203	2,592,054
- research and development expenditures qualifying for government grant		-	-142,041	-79,113	-215,431
- deferred government grant recognized in income		-1,307,009	-68,965	-1,378,213	-137,447
- accretion expenses		68,398	102,564	136,789	204,409
- accounts receivable		614,574	4,330,944	-671,232	4,377,521
- inventories		-4,845,918	-345,299	-6,165,393	-2,626,987
- income tax payable		-3,136,687	-402,540	-3,124,477	-505,933
- prepaid expenses and deposits		-293,778	-501,030	488,378	-511,790
- deferred revenue and advances from customers		-5	-3,014,970	-99,522	-3,317,650
- accounts payable and accrued liabilities		882,535	-1,308,444	-2,522,275	-4,186,558
Net cash provided by (used in) operating activities		-6,309,112	3,414,490	-18,177,365	-4,276,777

Cash flows from (used in) financing activities
- Loan proceeds		3,985,568	1,881,372	6,009,507	1,881,372
- Loan repayment		-	-1,374,424	-	-1,374,424
- Proceeds from issuance of common stock		343,040	251,839	393,440	536,548
- Repayment from non-controlling shareholder of Sinovac Beijing		-	-	-	3,397,522
- Subscriptions received		2,400	8,480	2,400	8,480
- Dividends paid to non-controlling shareholder of Sinovac Beijing		-	-	-800,717	-5,862,676
- Loan from non-controlling shareholder of Sinovac Dalian		-	-	3,175,266	-
- Government grant received		240,580	7,636	240,580	7,636
Net cash provided by (used in) financing activities		4,571,588	774,903	9,020,476	-1,405,542

Cash flows used in investing activities
- Proceeds from redemption of short-term investments		-	1,547,030.00	-	1,547,030.00
- Purchase of short-term investments		-	-22,431,931.00	-	-22,431,931.00
- Acquisition of property, plant and equipment		-3,659,160.00	-4,544,793.00	-6,619,621.00	-5,698,141.00
Net cash used in investing activities		-3,659,160.00	-25,429,694.00	-6,619,621.00	-26,583,042.00

Exchange effect on cash and cash equivalents		347,410	559,552	930,188	967,151
Increase (decrease) in cash and cash equivalents		-5,049,274	-20,680,749	-14,846,322	-31,298,210

Cash and cash equivalents, beginning of period		94,489,647	90,968,029	104,286,695	101,585,490

Cash and cash equivalents, end of period		$89,440,373	$70,287,280	$89,440,373	70,287,280

Cash paid for interest		$231,563	$356,085	$477,639	641,420
Cash paid for income taxes	$		$417,148	$-	520,514

Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in
accounts payable and accrued liabilities		9,962,278	$3,625,631	$9,962,278	3,625,631